Second Quarter 2015
Earnings Conference Call
July 29, 2015
Filed by ARRIS Group, Inc. (SEC File No. 000-31254)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Pace plc
Date: July 29, 2015

Copyright 2015 – ARRIS Enterprises, Inc. All rights reserved.
No Offer or Solicitation
This presentation is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law.
Forward-Looking Statements
Statements in this presentation, including those related to the outlook for 2015 and beyond, expected revenues and net income, gross margins, operating expenses, income taxes, the proposed acquisition of Pace, acceptance of certain ARRIS products, the general market outlook, and industry trends, are forward-looking statements. These statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements.  Among other things, projected results are based on preliminary estimates, assumptions and projections that management believes to be reasonable at this time, but are largely beyond management’s control; ARRIS is dependent upon customer decisions to purchase
the
Company’s
products
-
these
decisions
can
be
deferred
and
customers
also
may
select
competitor
products;
completion of the Pace acquisition is subject to satisfaction of a number of conditions outside of ARRIS’ control, including receipt of necessary regulatory approvals, and the approval of the shareholders of ARRIS and Pace; failure to realize the expected benefits of the Pace acquisition or recently competed AVN transaction, negative effects relating to the announcement of the transactions or any further announcements relating to the transactions, significant transaction costs and/or unknown liabilities; and because the market in which ARRIS operates is volatile and actions taken and contemplated may not achieve the desired impact.  Other factors that could cause results to differ materially from current expectations include: the uncertain current global economic climate and financial markets, and their impact on our customers’  plans and access to capital; the impact of rapidly changing technologies; the impact of competition on product development and pricing;
the
impact
of
the
strong
U.S.
dollar;
the
ability
of
ARRIS
to
react
to
changes
in
general
industry
and
market
conditions;
rights
to
intellectual property and the current trend toward increasing patent litigation, market trends and the adoption of industry standards; possible acquisitions and dispositions; the impact of pending M&A transactions within both the customer and supplier base, including the acquisition of DIRECTV by AT&T, the proposed acquisition of Time Warner by Charter, the proposed acquisition by Frontier Communications of several properties owned by Verizon, and the proposed acquisition of
Suddenlink by Altice.  These factors are not intended to be an all-encompassing list of risks and uncertainties that may affect the
Company’s
business.
Additional
information
regarding
these
and
other
factors
can
be
found
in
ARRIS
reports
filed
with
the
Securities and Exchange Commission, including its Form 10-Q for the year ended March 31, 2015.  In providing forward-
looking statements, the Company expressly disclaims any obligation to update publicly or otherwise these statements, whether as a result of new information, future events or otherwise, except as required by law
Safe Harbor
ARRIS Q2 2015 Earnings Call
July 29, 2015

Copyright 2015 – ARRIS Enterprises, Inc. All rights reserved.
Important Additional Information Regarding the Transaction will be Filed With the SEC
In connection with the proposed acquisition of Pace, it is expected that the shares of New ARRIS to be issued by New ARRIS to
Pace shareholders under the scheme will be issued in reliance upon the exemption from the registration requirements of the
Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof. In connection with the issuance of New ARRIS shares to ARRIS stockholders pursuant to the merger that forms a part of the transaction, New ARRIS has filed with the SEC a preliminary registration statement on Form S-4 that contains a prospectus of New ARRIS as well as a proxy statement of ARRIS relating to the merger that forms a part of the combination, which we refer to together as the Preliminary Form S-4/Proxy
Statement.
The Preliminary Form S-4/Proxy Statement is not complete and will be further amended.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY FORM S-4/PROXY STATEMENT, AND OTHER
DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY, BECAUSE
THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS
ASSOCIATED WITH THE TRANSACTION. Those documents, if and when filed, as well as ARRIS’s and New ARRIS’s other public filings
with
the
SEC
may
be
obtained
without
charge
at
the
SEC’s
website
at
www.sec.gov
and
at
ARRIS’s
website
at
http://ir.arris.com. Security holders and other interested parties will also be able to obtain, without charge, a copy of the
Preliminary Form S-4/Proxy Statement and other relevant documents by directing a request by mail to ARRIS Investor
Relations, 3871 Lakefield Drive, Suwanee, GA 30024 or at http://ir.arris.com. Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room
1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.
Participants in the Solicitation
ARRIS, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Preliminary Form S-4/ Proxy Statement. Information about the directors and executive officers of ARRIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 9, 2015. Other information regarding potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Preliminary S-4/Proxy
Statement.
Pace and New ARRIS are each organized under the laws of England and Wales. Some of the officers and directors of Pace and
New ARRIS are residents of countries other than the United States. As a result, it may not be possible to sue Pace, New ARRIS or such persons in a non-US court for violations of US securities laws. It may be difficult to compel Pace, New ARRIS and their respective affiliates to subject themselves to the jurisdiction and judgment of a US court or for investors to enforce against them the judgments of US courts.
Safe Harbor
ARRIS Q2 2015 Earnings Call
July 29, 2015

Copyright 2015 – ARRIS Enterprises, Inc. All rights reserved.
•
Announced acquisition of Pace
•
Completed Charter joint venture for ActiveVideo
•
Amended credit agreement that provides for
improved terms and conditions and the Pace
acquisition
Q2 2015 Highlights
*See reconciliation of GAAP to Non-GAAP measures.
ARRIS Q2 2015 Earnings Call
July 29, 2015

Copyright 2015 – ARRIS Enterprises, Inc. All rights reserved.
ARRIS and Pace:
Combination enhances shareholder value:
•
Significantly enhances ARRIS international presence
•
Provides large scale entry into satellite segment
•
Accretive transaction -
$0.45 to $0.55(Non-GAAP) in the first twelve
months
Acquisition update:
•
Applied for regulatory approval in 6 jurisdictions
•
Received approval in Germany and South Africa
•
Received a second request from the US DOJ on 6/29/2015
•
S-4 filed with SEC on 7/2/2015, expecting comments soon
•
Anticipating shareholder votes this fall
•
Integration planning underway
•
Anticipate close Q4, 2015
July 29, 2015
ARRIS Q2 2015 Earnings Call

Copyright 2015 – ARRIS Enterprises, Inc. All rights reserved.
Business Outlook
•
Second Half 2015
–
Solid outlook for US Cable market
–
Telco demand pressures continue
–
Modest international growth in spite of strong US dollar
–
Pace acquisition closes
•
2016 –
Promising pipeline for growth
–
Expanding Gigabit services
–
Increasing demand for WiFi solutions
–
DOCSIS 3.1 refresh cycle
–
NBN commercial launch
–
New projects with Liberty Global
–
Increased capital investment following announced industry M&A
July 29, 2015
ARRIS Q2 2015 Earnings Call